UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35125 / February 6, 2024

In the Matter of

ELEVATION SERIES TRUST
SOVEREIGN'S CAPITAL MANAGEMENT, LLC

1700 Broadway, Suite 1850
Denver, CO 80290

(812-15495)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Elevation Series Trust and Sovereign's Capital Management, LLC filed an application on August
10, 2023, and an amendment on November 30, 2023, requesting an order under section 6(c) of
the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the
Act, as well as from certain disclosure requirements. The order permits applicants to enter into
and materially amend subadvisory agreements without shareholder approval and also grants
relief from certain disclosure requirements.

On January 9, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35807). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Elevation Series Trust and Sovereign's Capital Management, LLC (File No. 812-15495) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary